SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                          Golden Cycle Gold Corporation
             -----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   380894 10 5
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

CUSIP No. 380894 10 5                         13G



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Midas Fund, Inc. - 41-1536110

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [ X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

             Maryland


--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             -0-
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       -0-
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                      -0-
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      -0-

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                           IV
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 13 Pages

CUSIP No. 380894 10 5                             13G



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Midas Investors Ltd.  - 13-6059519


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [ X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


Maryland

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES           -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH            -0- shares
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH            -0-
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                      -0- shares
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      -0-

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      -0-

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


          IV

                               Page 3 of 13 Pages

CUSIP No. 380894 10 5                             13G



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Midas Management Corporation  - 13-3823733


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [ X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES           -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH            -0-
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH            -0-
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      -0-

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      -0-

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


          IA

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 4 of 13 Pages

CUSIP No. 380894 10 5                             13G



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CEF Advisers, Inc. - 13-3368426


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [ X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES           -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH            -0-
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH            -0-
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      -0-

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      -0-

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


          IA

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 5 of 13 Pages

CUSIP No. 380894 10 5                             13G



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Winmill & Co. Incorporated - 13-1897916


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [ X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES           -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH            -0-
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH            -0-
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      -0-

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      -0-

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


          HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 6 of 13 Pages

CUSIP No. 380894 10 5                             13G



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bassett S. Winmill  - ###-##-####


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [ X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES           -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH            -0-
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH            -0-
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      -0-

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      -0-

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


          IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT




                               Page 7 of 13 Pages

Item 1.     (a)   Name of Issuer:

                  Golden Cycle Gold Corporation

            (b)   Address of Issuer's Principal Executive Offices:

                  2340 Robinson Street
                  Colorado Springs, Colorado 80904

Item 2.     (a)   Name of Person Filing:

                  Midas Fund, Inc.
                  Midas Investors Ltd.
                  Midas Management Corporation
                  CEF Advisers, Inc.
                  Winmill & Co. Incorporated
                  Bassett S. Winmill

            (b)   Address of Principal Business Office:

                  11 Hanover Square
                  New York, NY 10005

            (c)   Citizenship:

                  Midas Fund, Inc. - Maryland corporation

                  Midas Investors Ltd. - Maryland corporation

                  Midas Management Corporation - Delaware corporation

                  CEF Advisers, Inc. - Delaware corporation

                  Winmill & Co. Incorporated - Delaware corporation

                  Bassett S. Winmill - U.S.A.

            (d)   Title of Class of Securities:

                  Common Stock, no par value

            (e)   CUSIP Number:

                  380894 10 5


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [X]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [X]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

            (g)   [X]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   ( )   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

          Mr. Winmill may be deemed a controlling person of Bull & Bear Group, Inc., which is the parent company of Midas Management Corporation and Bull & Bear Advisers, Inc., each of which is an investment adviser registered under the Investment Advisors Act of 1940. Midas Management Corporation is investment adviser to Midas Fund, Inc., which is an investment company registered under the Investment Company Act of 1940. Bull & Bear Advisers, Inc. is investment adviser to Bull & Bear Gold Investors Ltd., which is an investment company registered under the Investment Company Act of 1940. Mr. Winmill is filing this statement jointly with the other parties to this statement solely as a result of his ability to exert control over Bull & Bear Group, Inc., which may be deemed to give Mr. Winmill the ability to exert control over Midas Management Corporation and Bull & Bear Advisers, Inc., which may in turn be deemed to exert control over Midas Fund, Inc. and Bull & Bear Gold Investors Ltd., respectively.


                               Page 8 of 13 Pages

Item 4.     Ownership.

          (a) Amount Beneficially Owned

     Mr. Winmill and Bull & Bear Group, Inc. do not own of record any shares of the issuer's Common Stock. However, Bull & Bear Group, Inc., as the parent company of Midas Management Corporation and Bull & Bear Advisers, Inc., which are investment advisers to Midas Fund, Inc. and Bull & Bear Gold Investors Ltd., respectively, may be deemed to have the power to exercise or to direct the exercise of voting and/or dispositive power with respect to shares of the issuer's Common Stock held by the respective investment companies. Mr. Winmill, as the controlling person of Bull & Bear Group, Inc., may also be deemed to have the power to exercise or to direct the exercise of voting and/or dispositive power with respect to shares of the issuer's Common Stock held by the investment companies. All shares reported herein have been acquired by Midas Fund, Inc. and Bull & Bear Gold Investors Ltd., and Mr. Winmill and Bull & Bear Group, Inc. specifically disclaim beneficial owership over any shares of the issuer's Common Stock that they or Midas Management Corporation or Bull & Bear Advisers, Inc. may be deemed to beneficially own.

          As a result of their roles as investment advisers to Midas Fund, Inc. and Bull & Bear Gold Investors Ltd., respectively, Midas Management Corporation and Bull & Bear Advisers, Inc. may each be deemed to be the owner of shares of the issuer's Common Stock held by the investment company for which it serves as adviser.

     The filing of this statement shall not be construed as an admission that Midas Management Corporation, Bull & Bear Advisers, Inc., Bull & Bear Group, Inc. or Mr. Winmill are, for purposes of Sections 13(d) or 13 (g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any shares covered by this statement.


               Midas Fund, Inc.                        -0-

               Midas Investors Ltd.                    -0-

            (b)Percent of class:

               Midas Fund, Inc.                             -0-

               Midas Investors Ltd.                         -0-

                               Page 9 of 13 Pages

            (c)Number of shares as to which such person has:

               (i) sole power to vote
                   or direct the vote

                    Midas Fund, Inc.                       -0-

                    Midas Investors Ltd.                   -0-

             (ii)  shared power to vote or
                    to direct the vote

                    Midas Fund, Inc.                        -0-

                    Midas Investors Ltd.                    -0-

           (iii)    sole power to dispose or to
                    direct the disposition of

                    Midas Fund, Inc.                        -0-

                    Midas Investors Ltd.                    -0-

             (iv)   shared power to dispose or to
                    direct the disposition of

                    Midas Fund, Inc.                        -0-

                    Midas Investors Ltd.                    -0-



Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].



Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.



Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable


                              Page 10 of 13 Pages

Item 8.     Identification and Classification of Members of the Group.

Not Applicable

Item 9.     Notice of Dissolution of Group.

Not Applicable

Item 10.    Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                              Page 11 of 13 Pages

                                  Signature.


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:     February 14, 2001

MIDAS FUND, INC.

By:    /s/ Thomas B. Winmill
   -------------------------------
     Name: Thomas B. Winmill
     Title:President

MIDAS INVESTORS LTD.

By:    /s/ Thomas B. Winmill
   -------------------------------
     Name: Thomas B. Winmill
     Title:President

MIDAS MANAGEMENT CORPORATION

By:    /s/ Thomas B. Winmill
   -------------------------------
     Name: Thomas B. Winmill
     Title: President

CEF ADVISERS, INC.

By:    /s/ Thomas B. Winmill
   -------------------------------
     Name: Thomas B. Winmill
     Title: President

WINMILL & CO. INCORPORATED

By:    /s/ Thomas B. Winmill
   -------------------------------
     Name: Thomas B. Winmill
     Title:President

        /s/ Bassett S. Winmill
-----------------------------------
       Bassett S. Winmill

                              Page 12 of 13 Pages

                                   Exhibit A

                             Joint Filing Agreement

     In accordance with Rule 13d-1 (f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Golden Cycle Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement as of the 14th day of February, 2001.

MIDAS FUND, INC.

By:    /s/ Thomas B. Winmill
   -------------------------------
     Name: Thomas B. Winmill
     Title:President

MIDAS INVESTORS LTD.

By:    /s/ Thomas B. Winmill
   -------------------------------
     Name: Thomas B. Winmill
     Title:President

MIDAS MANAGEMENT CORPORATION

By:    /s/ Thomas B. Winmill
   -------------------------------
     Name: Thomas B. Winmill
     Title: President

CEF ADVISERS, INC.

By:    /s/ Thomas B. Winmill
   -------------------------------
     Name: Thomas B. Winmill
     Title: President

WINMILL & CO. INCORPORATED

By:    /s/ Thomas B. Winmill
   -------------------------------
     Name: Thomas B. Winmill
     Title:President

      /s/ Bassett S. Winmill
-----------------------------------
        Bassett S. Winmill

                               Page 13 of 13 Pages